UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Approves Payment of Interest on Capital

Rio de Janeiro, December 18, 2018 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved in a meeting held today, the advance distribution of earnings to shareholders as Interest on Capital (IOC), as defined in article 9, sole paragraph of its bylaws and article 9 of Law 9,249/95.

The amount to be distributed, which totals R$ 4,293,552,658.70 and corresponds to a gross amount of R$ 0.05 per common share and R$ 0.70 per preferred share, will be paid within 60 days from the Ordinary General Meeting (OGM) to be held on 4/25/2019, or at a different date in the year 2019 as decided during the OGM, in proportion to each shareholder’s stake and will be provisioned in the financial statements for 4Q 2018, based on the shareholding position at December 21, 2018. With this IOC installment, total advance amounts for the 2018 financial year amounted to R$ 0.25 per common share and R$ 0.90 per preferred share.

Total compensation to shareholders, from which advance amounts paid as IOC will be deducted, will be calculated based on profit in the 2018 financial statements, compliant to the minimum 25% of adjusted net income required by Law 6,404/76 (Brazilian Corporate Act). This IOC advance will be imputed to the mandatory dividend (article 53, paragraph 4, of the Bylaws), including for purposes of paying the priority dividends of preferred shares.

From the first business day after the cut-off date, namely, December 26, 2018, shares will be traded ex-interest on capital at B3.

The relevant dates pertinent to the Petrobras ADRs traded on the New York Stock Exchange (NYSE), will be disclosed in due course by The Bank of New York Mellon, the depositary bank of the Petrobras receipts on the NYSE.

The amounts of R$ 0.05 per common share and R$ 0.70 per preferred share related to the JCP will be adjusted in accordance with the variation of the Selic rate from 12/31/2018 until the effective payment date. In addition, withholding Income Tax shall be levied at the applicable rate over these amounts. The withholding of income tax will not be applied to shareholders who are proven immune or exempt, or shareholders domiciled in countries or jurisdictions for which the law provides for different treatment.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

As defined in the Shareholder Compensation Policy, the decision to distribute dividends and/or other earnings, to be made upon assessing the 2018 financial year, will take several factors and variables into account such as Company earnings, its financial condition, cash requirements, future prospects of current and potential markets, investment opportunities, maintenance and expansion of the productive capacity. The amount of compensation allocated to preferred shareholders may be higher than the value of compensation to common shareholders in order to meet the minimum dividends provided for in article 5, paragraph 2 of Petrobras’ Bylaws, which ensures a minimum priority of 5% (five percent) to preferred shares in receiving dividends, to be calculated on the part of the capital represented by this kind of stock, or 3% (three percent) of shareholder’s equity, whichever greater.

The Shareholder Compensation Policy can be accessed on the Internet at the company’s website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer